UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Departure of Director and Chairperson of Board

On November 28, 2025, Ms. Hong Suong Nguyen, a director and the chairperson of the board of directors (the “Board”) of Maase Inc. (the “Company”), tendered her resignation to the Board, effective on November 28, 2025. Ms. Nguyen’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for her contributions and dedicated service to the Company.

Appointment of Director and Chairperson of Board

Effective on November 28, 2025, Mr. Jingkai Li was appointed as a director and the chairperson of the Board to fill the vacancy on the Board.

Mr. Jingkai Li, age 61, has over a decade of experience in the environmental protection and resource-recycling industries. Since 2010, he has served as chairman and chief executive officer of Guangxi Qinyuan Environmental Protection Co., Ltd., where he oversaw operations in industrial solid waste treatment, renewable resource utilization, and environmental engineering services. Mr. Li has also served as executive president of the Beiliu Slag Resource Comprehensive Utilization Industry Association since 2022. In addition, he has participated in industrial investment activities involving new energy, smart technology, and other high-tech projects. Mr. Li holds an executive master’s degree in business administration from Macau University of Science and Technology.

There is no arrangement or understanding between Mr. Li and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship between Mr. Li and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Li had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on November 28, 2025, the Company entered into a director agreement and an indemnification agreement with Mr. Li. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors. The forms of the director agreement and the indemnification agreement are filed as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

In connection with the change of the Board, on November 28, 2025, the Company will issue a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Director Agreement
10.2	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: November 28, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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